Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1

	Three months ended,		Nine months ended,
(in thousands EUR, except per share data)	Sep 28, 2008	Sep 27, 2009	Sep 28, 2008	Sep 27, 2009

Net system sales	590,723	458,691	2,136,296	743,050
Net service and field option sales	105,770	96,581	323,562	272,447

Total net sales	696,493	555,272	2,459,858	1,015,497

Cost of sales	431,062	364,013	1,483,334	777,438

Gross profit on sales	265,431	191,259	976,524	238,059

Research and development costs, net of credits	130,157	115,166	388,657	351,371
Selling, general and administrative costs	51,933	37,537	165,628	119,510

Income (loss) from operations	83,341	38,556	422,239	(232,822)

Interest income (expense)	7,059	(2,383)	17,633	(3,652)

Income (loss) from operations before income taxes	90,400	36,173	439,872	(236,474)

(Provision for) benefit from income taxes	(17,106)	(16,434)	(29,478)	35,069

Net income (loss)	73,294	19,739	410,394	(201,405)

Basic net income (loss) per ordinary share	0.17	0.05	0.95	(0.47)
Diluted net income (loss) per ordinary share[2]	0.17	0.05	0.94	(0.47)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	431,672	432,675	431,498	432,414
Diluted [2]	434,491	434,975	434,859	432,414
ASML — Ratios and Other Data 1

	Three months ended,		Nine months ended,
	Sep 28, 2008	Sep 27, 2009	Sep 28, 2008	Sep 27, 2009

Gross profit as a % of net sales	38.1	34.4	39.7	23.4
Income (loss) from operations as a % of net sales	12.0	6.9	17.2	(22.9)
Net income (loss) as a % of net sales	10.5	3.6	16.7	(19.8)
Shareholders’ equity as a % of total assets	50.3	47.8	50.3	47.8
Income taxes as a % of income before income taxes	(18.9)	(45.4)	(6.7)	(14.8)
Sales of systems (in units)	37	24	126	45
ASP of systems sales (EUR million)	16.0	19.1	17.0	16.5
Value of backlog systems (EUR million)	1,028	1,353	1,028	1,353
Backlog systems (in units)	53	54	53	54
ASP of backlog systems (EUR million)	19.4	25.1	19.4	25.1
Value of booked systems (EUR million)	498	777	1,443	1,378
Net bookings (in units)	31	35	90	58
ASP of booked systems (EUR million)	16.1	22.2	16.0	23.8
Number of payroll employees in FTEs	6,907	6,529	6,907	6,529
Number of temporary employees in FTEs	1,610	917	1,610	917

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

(in thousands EUR)	Dec 31, 2008	Sep 27, 2009

ASSETS

Cash and cash equivalents	1,109,184	1,018,028
Accounts receivable, net	463,273	382,065
Finance receivables, net	6,225	21,151
Current tax assets	87,560	—
Inventories, net	999,150	882,369
Deferred tax assets	71,780	68,962
Other assets	236,077	224,240

Total current assets	2,973,249	2,596,815

Finance receivables, net	31,030	—
Deferred tax assets	148,133	193,466
Other assets	88,197	68,061
Goodwill	131,453	128,595
Other intangible assets, net	26,692	19,037
Property, plant and equipment, net	540,640	561,684

Total non-current assets	966,145	970,843

Total assets	3,939,394	3,567,658

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	1,008,343	949,273

Long-term debt	647,050	660,191
Deferred and other tax liabilities	209,699	193,708
Provisions	15,495	13,506
Accrued liabilities and other liabilities	70,038	44,709

Total non-current liabilities	942,282	912,114

Total liabilities	1,950,625	1,861,387

Shareholders’ equity	1,988,769	1,706,271

Total liabilities and shareholders’ equity	3,939,394	3,567,658

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 28, 2008	Sep 27, 2009	Sep 28, 2008	Sep 27, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	73,294	19,739	410,394	(201,405)

Depreciation and amortization	28,625	39,302	84,102	108,838
Impairment	552	9,050	2,196	16,029
Loss on disposals of property, plant and equipment	1,413	859	3,827	3,037
Share-based payments	3,686	2,786	10,362	8,879
Allowance for doubtful debts	(206)	672	(313)	1,836
Allowance for obsolete inventory	21,295	20,840	53,851	86,872
Deferred income taxes	2,421	(4,461)	(31,447)	(62,695)
Change in assets and liabilities	(110,227)	(154,188)	(114,790)	117,324

Net cash provided by (used in) operating activities	20,853	(65,401)	418,182	78,715

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(68,237)	(13,511)	(188,710)	(97,267)
Proceeds from sale of property, plant and equipment	—	—	—	6,877
Purchases of intangible assets	(35)	—	(35)	—

Net cash used in financing activities	(68,272)	(13,511)	(188,745)	(90,390)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	(394)	—	(107,841)	(86,486)
Purchase of shares in conjunction with share-based payment plans	—	—	(87,605)	—
Net proceeds from issuance of shares and stock options	1,439	4,183	4,966	4,714
Excess tax benefits (deficiencies) from stock options	(1,946)	715	4,027	963
Net proceeds from other long-term debt	—	—	—	32
Redemption and/or repayment of debt	(1,280)	(4)	(1,280)	(13)

Net cash provided by (used in) financing activities	(2,181)	4,894	(187,733)	(80,790)

Net cash flows	(49,600)	(74,018)	41,704	(92,465)

Effect of changes in exchange rates on cash	1,695	(614)	(347)	1,309

Net increase (decrease) in cash & cash equivalents	(47,905)	(74,632)	41,357	(91,156)

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1

	Three months ended,
	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in millions EUR, except per share data)	2008	2008	2009	2009	2009

Net system sales	590.7	380.5	101.1	183.3	458.7
Net service and field option sales	105.8	113.3	82.5	93.3	96.6

Total net sales	696.5	493.8	183.6	276.6	555.3

Cost of sales	431.1	454.8	171.2	242.2	364.0

Gross profit on sales	265.4	39.0	12.4	34.4	191.3

Research and development costs, net of credits	130.2	127.5	118.3	117.9	115.2
Selling, general and administrative costs	51.9	46.7	41.0	41.0	37.5

Income (loss) from operations	83.3	(135.2)	(146.9)	(124.5)	38.6

Interest income (expense)	7.1	5.0	(1.1)	(0.2)	(2.4)

Income (loss) from operations before income taxes	90.4	(130.2)	(148.0)	(124.7)	36.2

(Provision for) benefit from income taxes	(17.1)	42.2	30.8	20.7	(16.5)

Net income (loss)	73.3	(88.0)	(117.2)	(104.0)	19.7

Basic net income (loss) per ordinary share	0.17	(0.20)	(0.27)	(0.24)	0.05
Diluted net income (loss) per ordinary share [2]	0.17	(0.20)	(0.27)	(0.24)	0.05

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	431,672	431,989	432,112	432,454	432,675
Diluted [2]	434,491	431,989	432,112	432,454	434,975
ASML — Quarterly Summary Ratios and other data 1

	Three months ended,
	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
	2008	2008	2009	2009	2009

Gross profit as a % of net sales	38.1	7.9	6.7	12.5	34.4
Income (loss) from operations as a % of net sales	12.0	(27.4)	(80.0)	(45.0)	6.9
Net income (loss) as a % of net sales	10.5	(17.8)	(63.8)	(37.6)	3.6
Shareholders’ equity as a % of total assets	50.3	50.5	48.0	47.7	47.8
Income taxes as a % of income before income taxes	(18.9)	(32.4)	(20.8)	(16.6)	(45.4)
Sales of systems (in units)	37	25	11	10	24
ASP of system sales (EUR million)	16.0	15.2	9.2	18.3	19.1
Value of backlog systems (EUR million)	1,028	755	853	1,064	1,353
Backlog systems (in units)	53	41	38	43	54
ASP of backlog systems (EUR million)	19.4	18.4	22.4	24.7	25.1
Value of booked systems (EUR million)	498	127	207	394	777
Net bookings (in units)	31	13	8	15	35
ASP of booked systems (EUR million)	16.1	9.8	25.8	26.3	22.2
Number of payroll employees in FTEs	6,907	6,930	6,715	6,597	6,529
Number of temporary employees in FTEs	1,610	1,329	959	868	917

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in millions EUR)	2008	2008	2009	2009	2009

ASSETS
Cash and cash equivalents	1,313.0	1,109.2	1,151.0	1,092.7	1,018.0
Accounts receivable, net	536.1	463.3	291.6	213.5	382.1
Finance receivables, net	7.4	6.2	6.2	0.1	21.1
Current tax assets	—	87.6	—	—	—
Inventories, net	1,134.0	999.1	936.8	926.1	882.4
Deferred tax assets	82.8	71.8	74.9	70.5	69.0
Other assets	261.4	236.1	240.6	220.2	224.2

Total current assets	3,334.7	2,973.3	2,701.1	2,523.1	2,596.8

Finance receivables, net	30.7	31.0	29.2	20.6	—
Deferred tax assets	139.4	148.1	173.2	198.9	193.5
Other assets	50.6	88.2	89.5	53.8	68.1
Goodwill	129.2	131.5	139.7	134.5	128.6
Other intangible assets, net	28.8	26.7	25.6	22.3	19.0
Property, plant and equipment, net	503.1	540.6	586.6	591.9	561.7

Total non-current assets	881.8	966.1	1,043.8	1,022.0	970.9

Total assets	4,216.5	3,939.4	3,744.9	3,545.1	3,567.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,273.0	1,008.3	1,017.5	940.9	949.3

Long-term debt	596.7	647.1	661.4	651.9	660.2
Deferred and other tax liabilities	215.2	209.7	204.9	200.6	193.7
Provisions	—	15.5	16.9	14.8	13.5
Accrued liabilities and other liabilities	8.8	70.0	48.2	45.6	44.7

Total non-current liabilities	820.7	942.3	931.4	912.9	912.1

Total liabilities	2,093.7	1,950.6	1,948.9	1,853.8	1,861.4

Shareholders’ equity	2,122.8	1,988.8	1,796.0	1,691.3	1,706.3

Total liabilities and shareholders’ equity	4,216.5	3,939.4	3,744.9	3,545.1	3,567.7

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,
	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in millions EUR)	2008	2008	2009	2009	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	73.3	(88.0)	(117.2)	(104.0)	19.7

Depreciation and amortization	28.6	35.1	37.9	31.6	39.3
Impairment	0.6	22.9	2.6	4.4	9.1
Loss (gain) on disposals of property, plant and equipment	1.4	0.4	2.6	(0.4)	0.9
Share-based payments	3.7	3.2	3.5	2.6	2.8
Allowance for doubtful debts	(0.2)	0.5	—	1.2	0.7
Allowance for obsolete inventory	21.3	85.8	22.1	43.9	20.8
Deferred income taxes	2.4	(2.7)	(27.0)	(31.2)	(4.5)
Change in assets and liabilities	(110.2)	(194.6)	157.7	113.8	(154.2)

Net cash provided by (used in) operating activities	20.9	(137.4)	82.2	61.9	(65.4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(68.3)	(71.1)	(43.9)	(39.9)	(13.5)
Proceeds from sale of property, plant and equipment	—	—	1.2	5.7	—

Net cash used in investing activities	(68.3)	(71.1)	(42.7)	(34.2)	(13.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(0.4)	—	—	(86.5)	—
Net proceeds from issuance of shares and stock options	1.4	6.5	0.1	0.4	4.2
Excess tax benefits (deficiencies) from stock options	(1.9)	(1.9)	(0.2)	0.5	0.7
Net proceeds from other long-term debt	—	—	—	0.1	—
Redemption and/or repayment of debt	(1.3)	(1.1)	—	—	—

Net cash provided by (used in) financing activities	(2.2)	3.5	(0.1)	(85.5)	4.9

Net cash flows	(49.6)	(205.0)	39.4	(57.8)	(74.0)

Effect of changes in exchange rates on cash	1.7	1.2	2.4	(0.5)	(0.7)

Net increase (decrease) in cash & cash equivalents	(47.9)	(203.8)	41.8	(58.3)	(74.7)

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions and forecasted purchase transactions. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of September 27, 2009 EUR 39.8 million loss is classified as other comprehensive income, net of taxes, representing the total anticipated loss to be charged to net sales, and EUR 0.9 million loss representing the total anticipated loss to be released to cost of sales when the forecasted revenue and purchase transactions occur.
ASML — Reconciliation U.S. GAAP — IFRS 1

Net income	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 28, 2008	Sep 27, 2009	Sep 28, 2008	Sep 27, 2009

Net income (loss) under U.S. GAAP	73,294	19,739	410,394	(201,405)
Share-based payments (see Note 1)	(2,492)	1,415	(3,009)	2,311
Capitalization of development costs (see Note 2)	14,867	24,504	55,197	57,779
Reversal of write-downs (see Note 3)	—	28,509	—	28,509
Income taxes (see Note 4)	(3,119)	(1,350)	(3,081)	(3,407)

Net income (loss) under IFRS	82,550	72,817	459,501	(116,213)

Shareholders’ equity	Sep 28,	Dec 31,	Mar 29,	Jun 28,	Sep 27,
(in thousands EUR)	2008	2008	2009	2009	2009

Shareholders’ equity under U.S. GAAP	2,122,848	1,988,769	1,795,951	1,691,240	1,706,271
Share-based payments (see Note 1)	(7,904)	(6,537)	(7,088)	(4,918)	(460)
Capitalization of development costs (see Note 2)	193,780	201,717	215,452	235,945	259,665
Reversal of write-downs (see Note 3)	—	—	—	—	28,509
Income taxes (see Note 4)	5,969	4,794	3,361	2,797	1,370

Shareholders’ equity under IFRS	2,314,693	2,188,743	2,007,676	1,925,064	1,995,355
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Share-Based Payment” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements.

Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures which are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies ASC 730, “Accounting for Research and Development Costs”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.

[2]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercises would have a dilutive effect, the calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be antidilutive.